Exhibit 99.1

Medigus: Gix Internet Announced that its Board of Directors Resolved to Identify New Opportunities and Activities for a Merger

Gix Internet will consolidate its ad-tech operations under its subsidiary Linkury Ltd.

OMER, Israel, March 31, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that Gix Internet (24.99%) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, announced several business updates.

Gix Internet’s board of directors has resolved to establish a committee of the board of directors to identify new opportunities and activities to merge with Gix, focusing on technology and other sectors, that are not necessarily in the field of online advertising. If a new activity is found and leads to a binding agreement and a merger, Gix Internet will examine the possibility of taking Linkury public and/or distributing its shares as a dividend to Gix’s shareholders.

Additionally, Gix’s board of directors has resolved that all of the group’s online advertising activities will be consolidated under Gix’s subsidiary Linkury Ltd., including any future acquisitions and mergers, should they occur, in the sector of online advertising.

In accordance with Gix announcement, Linkury concluded the year of 2020 with revenues of NIS 131 million (approximately $38 million) and net profit of NIS 14.5 million (approximately $4.2 million).

Medigus recently increased its holdings in Gix Internet to 24.99%, subject to further approval of the Tel Aviv Stock Exchange Ltd. Pursuant to the Securities Purchase Agreement between Medigus Ltd., Gix Interent Ltd., f/k/a Algomizer Ltd., and Linkury Ltd., dated as of June 19, 2019, Medigus exercised part of its right to convert Linkury Shares and was issued by Gix Internet with additional 5,903,718 ordinary shares. Medigus is entitled to additional 3,954,980 ordinary shares in Gix Internet, representing approximately 12.24% additional stake in Gix Internet, which will bring Medigus holdings to 33.17%. Pursuant to the provisions of the Companies Law, the issuance of shares representing 25% or more of the voting rights in a public company is subject to prior shareholder approval.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, the Medigus uses forward looking statements when describing when describing effective transition of Gix’s ad tech operation to Linkury, Gix ability to maximize the economic potential and monetize the technology covered in the press release, the material and positive effect Gix’s change of operation will have on its business and operations, the possibility of taking Linkury public and / or distributing its shares as a dividend to Gix’s shareholders, and Gix’s ability to effectively to identify new opportunities and activities to merge with Gix. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as the actual issuance of Gix Internet shares to Medigus and the resulting assumption of a controlling interest by Medigus. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Investor Contact

Oz Adler

Chief Financial Officer

+972-8-6466-880

ir@medigus.com